[redacted]

15025820

SEC
Mail Processing
Section

FEB 24 2015

Washington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 21, 2016 Estimated average burden hours per response . . .12.00

Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8-17668

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

LPL Financial LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 State Street
(No. and Street)

(City)	(State)	(Zip Code)
Boston	MA	02109

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Poe **858-909-7562**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

(Address)	City	State	Zip Code
655 W Broadway, Suite 700	San Diego	CA	92101

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Dan Arnold, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LPL Financial LLC (the "Company") as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

S. LEWIS
Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Member's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Schedule I: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Schedule II: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Schedule III: Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (included in items (g) and (h)).
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
(x)	(m)	Copy of the SIPC Supplemental Report. (Filed Separately)
(x)	(n)	A Report Describing the Existence of Internal Control over Compliance with Financial Responsibility Rules and the Broker-Dealer's Compliance with the Financial Responsibility Rules (the "Compliance Report") and Report of Independent Registered Public Accounting Firm thereon. (Filed Separately)

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego)

On February 20, 2015 before me, S. Lewis, Notary Public
(insert name and title of the officer)

personally appeared Dan Arnold,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

S. LEWIS
Commission # 1925725
Notary Public - California
San Diego County
My Comm. Expires Mar 14, 2015

Signature ______________________ **(Seal)**

Deloitte

LPL Financial LLC

(SEC I.D. No. 8-17668)

Statement of Financial Condition and Supplemental Schedules for the year ended December 31, 2014, and Report of Independent Registered Public Accounting Firm

LPL Financial LLC

(SEC I.D. No. 8-17668)

Statement of Financial Condition and Supplemental Schedules
for the year ended December 31, 2014, and Report of
Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document**.

Deloitte.

Deloitte & Touche LLP
Suite 700
655 W Broadway
San Diego, CA 92101-8590
USA

Tel: +1 619 232 6500
Fax: +1 619 237 6802
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LPL Financial LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of LPL Financial LLC (the "Company") (an indirect wholly owned subsidiary of LPL Financial Holdings Inc.) as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of LPL Financial LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Deloitte & Touche LLP

February 20, 2015

LPL FINANCIAL LLC
Statement of Financial Condition
December 31, 2014
(in thousands)

ASSETS

Cash and cash equivalents	$	262,619
Cash and securities segregated under federal and other regulations		568,930
Receivables from:		
Clients, net		365,390
Product sponsors, broker-dealers, and clearing organizations		177,272
Others, net		254,019
Securities owned, trading — at fair value		13,323
Securities borrowed		5,035
Fixed assets, net		117,320
Goodwill		84,216
Intangible assets, net		72,395
Due from affiliates		4,932
Other assets		74,022
Total assets	$	1,999,473

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Drafts payable	$	179,859
Payables to clients		652,714
Payables to broker-dealers and clearing organizations		45,427
Accrued commission and advisory expenses payable		145,365
Accounts payable and accrued liabilities		157,150
Due to affiliates		26,153
Securities sold, but not yet purchased — at fair value		302
Unearned revenue		63,926
Total liabilities		1,270,896
COMMITMENTS AND CONTINGENCIES (Notes 11 and 15)		
MEMBER'S EQUITY		728,577
Total liabilities and member's equity	$	1,999,473

See notes to the financial statement.

1. Organization and Description of the Company

LPL Financial LLC ("LPL Financial" or the "Company") provides an integrated platform of brokerage and investment advisory services to independent financial advisors and financial advisors at financial institutions (collectively "advisors") in the United States of America. Through its custody and clearing platform, using both proprietary and third-party technology, the Company provides access to diversified financial products and services enabling its advisors to offer independent financial advice and brokerage services to retail investors (their "clients"). LPL Financial is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Financial Holdings Inc. ("LPLFH"), a Delaware holding corporation.

LPL Financial is a clearing broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940 with primary offices in Boston, Charlotte, and San Diego. The Company is registered with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). In 2014, LPL Financial changed its registration with the CFTC from a futures commission merchant to an introducing broker. LPL Financial introduces commodities and futures products to ADM Investor Services Inc. ("ADM"), and all commodities accounts and related positions are held by ADM. LPL Financial is regulated by the CFTC and NFA.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities, income taxes, revenue and expense accruals, and other matters that affect the financial statement and related disclosures. Actual results could differ materially from those estimates under different assumptions or conditions and the difference may be material to the financial statement. The Company has evaluated subsequent events up to and including the date this financial statement was issued.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. As of December 31, 2014 the Company had no investments classified as cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations

As a broker-dealer carrying client accounts, the Company is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients in accordance with Rule 15c3-3 of the Security Exchange Act of 1934, as amended, and other regulations. Held within this account is approximately $100,000 for the proprietary accounts of introducing brokers.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

Receivables from and Payables to Clients

Receivables from clients include amounts due on cash and margin transactions. The Company extends credit to its advisors' clients to finance their purchases of securities on margin and receives income from interest charged on such extensions of credit. Payables to clients represent credit balances in client accounts arising from deposits of funds, proceeds from sales of securities, and dividend and interest payments received on securities held in client accounts. At December 31, 2014, $646.4 million of the balance represents free credit balances that are held pending re-investment by the clients. The Company pays interest on certain client payable balances.

To the extent that margin loans and other receivables from clients are not fully collateralized by client securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When

establishing this allowance, management considers a number of factors, including its ability to collect from the client or the client's financial advisor and the Company's historical experience in collecting on such transactions.

Receivables from Others

Receivables from others primarily consist of accrued fees from product sponsors and advisors. The Company periodically extends credit to its advisors in the form of recruiting and other loans. The decisions to extend credit to advisors are generally based on the advisor's credit history and their ability to generate future commissions. Certain loans made in connection with recruiting are forgivable over terms ranging from three to five years provided that the advisor remains licensed through LPL Financial. At December 31, 2014, advisor loans totaled $121.0 million, of which $68.6 million was forgivable. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the advisor's registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased include trading securities, which are carried at fair value. The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods, including comparison to prices received from additional pricing services, comparison to available quoted market prices, and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs including observable market interest rates that correspond to the remaining maturities or next interest reset dates. At December 31, 2014, the Company did not adjust prices received from the independent third-party pricing services.

Securities Borrowed

The Company borrows securities from other broker-dealers to make deliveries or to facilitate customer short sales. Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. As of December 31, 2014, the contract and collateral market value of borrowed securities was $5.0 million and $4.9 million, respectively.

Fixed Assets

Internally developed software, computers and software, leasehold improvements, and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets. The Company charges software development costs to operations as incurred during the preliminary project stage, while capitalizing costs at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The costs of internally developed software that qualify for capitalization are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The Company does not capitalize pilot projects or projects where it believes that the future economic benefits are less than probable. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Computers and software, as well as furniture and equipment, are depreciated over a period of three to seven years.

Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of fixed assets occurred for the year ended December 31, 2014.

Goodwill and Other Intangible Assets

Goodwill is not amortized; however, intangible assets that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 to 20 years.

Goodwill is tested annually for impairment in the fourth fiscal quarter and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment, a two-step approach is applied. First, the Company compares the estimated fair value of the reporting unit in which the goodwill resides to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of goodwill to its carrying value. No impairment of goodwill occurred for the year ended December 31, 2014.

Long-lived assets, such as intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. No impairment of long-lived assets occurred for the year ended December 31, 2014.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If a reasonable range of loss is estimable and some amount within that range of loss appears to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range. The Company records legal accruals and related insurance recoveries on a gross basis.

Income Taxes

As a single member limited liability corporation, the Company is considered similar to a corporate division and recognizes an allocation of income taxes in its financial statements because it has an income tax allocation agreement (the "Tax Agreement") with LPLH and LPLFH and is included in the consolidated federal and certain state income tax returns filed by LPLFH. In accordance with the terms of the Tax Agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company discloses on its financial statements, less the amount of certain income tax benefits that are excluded from the calculation of the total provision for income taxes in accordance with GAAP. Since the Tax Agreement calls for a cash settlement based on the total income tax provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

The Company recognizes the tax effects of a position in the financial statements only if it is more-likely-than-not to be sustained based solely on its technical merits, otherwise no benefits of the position are recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Recently Issued Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements—Going Concern*, which will require an entity's management to assess, for each annual and interim period, whether there is substantial doubt about the entity's ability to continue as a going concern within one year of the financial statement issuance date. The definition of substantial doubt within the new standard incorporates a likelihood threshold of "probable" similar to the use of that term under current GAAP for loss contingencies. Certain disclosures will be required if conditions give rise to substantial doubt. ASU 2014-15 will be effective for the Company beginning January 1, 2017 and early adoption is permitted. The Company does not anticipate the adoption of ASU 2014-15 to have a material impact on its statement of financial condition.

3. Restructuring

Service Value Commitment Initiative

In February 2013, the Company committed to an expansion of its Service Value Commitment initiative (the "Program"), an ongoing effort to position the Company's people, processes, and technology for sustainable long-term growth while improving the service experience of its advisors and delivering efficiencies in its operating model. The Program is expected to be completed in 2015.

4. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a **three-level** fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

There were no transfers of assets or liabilities between fair value measurement classifications during the year ended December 31, 2014.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2014, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Securities Owned and Securities Sold, But Not Yet Purchased — The Company's trading securities consist of house account model portfolios for the purpose of benchmarking the performance of its fee-based advisory platforms and temporary positions resulting from the processing of client transactions. Examples of these securities include money market funds, U.S. treasury obligations, mutual funds, certificates of deposit, and traded equity and debt securities.

Other Assets — The Company's other assets primarily consist of deferred compensation plan assets that are invested in money market and other mutual funds, which are actively traded and valued based on quoted market prices.

Accounts Payable and Accrued Liabilities — The Company's accounts payable and accrued liabilities include contingent consideration liabilities that are measured using Level 3 inputs.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2014 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned — trading:				
Money market funds	$ 293	$ —	$ —	$ 293
Mutual funds	7,427	—	—	7,427
Equity securities	224	—	—	224
Debt securities	—	1,379	—	1,379
U.S. treasury obligations	4,000	—	—	4,000
Total securities owned — trading	11,944	1,379	—	13,323
Other assets	2,318	173	—	2,491
Total assets at fair value	$ 14,262	$ 1,552	$ —	$ 15,814
Liabilities				
Securities sold, but not yet purchased:				
Mutual funds	$ 13	$ —	$ —	$ 13
Equity securities	279	—	—	279
Debt securities	—	10	—	10
Total securities sold, but not yet purchased	292	10	—	302
Accounts payable and accrued liabilities	—	—	527	527
Total liabilities at fair value	$ 292	$ 10	$ 527	$ 829

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, for example, when evidence of impairment exists.

5. Receivables from Product Sponsors, Broker-Dealers, and Clearing Organizations and Payables to Broker-Dealers and Clearing Organizations

At December 31, 2014, receivables from product sponsors, broker-dealers, and clearing organizations and payables to broker-dealers and clearing organizations were as follows (in thousands):

Receivables:	
Commissions receivable from product sponsors and others	$ 122,194
Receivables from clearing organizations	38,873
Receivables from broker-dealers	10,629
Securities failed-to-deliver	5,576
Total receivables	$ 177,272
Payables:	
Payables to clearing organizations	$ 19,580
Payables to broker-dealers	20,208
Securities failed-to-receive	5,639
Total payables	$ 45,427

6. Fixed Assets

In 2014, the Company received a capital contribution of internally developed software with an approximate carrying value of $1.3 million from LPLH. The contribution has been recorded at its approximate carrying value as the transaction occurred between entities under common control.

The components of fixed assets at December 31, 2014 were as follows (in thousands):

Internally developed software	$	156,000
Computers and software		85,556
Leasehold improvements		39,515
Furniture and equipment		8,128
Total fixed assets		289,199
Accumulated depreciation and amortization		(171,879)
Fixed assets, net	$	117,320

7. Goodwill and Other Intangible Assets

In 2014, the Company purchased certain intangible assets of a third-party, which included $4.5 million in goodwill and $5.1 million in other intangible assets. In addition, the Company received $27.0 million in capital contributions of goodwill from LPLH, which has been recorded at its approximate carrying value as the transaction occurred between entities under common control.

A summary of the activity in goodwill is presented below (in thousands):

Balance at December 31, 2013	$	52,717
Goodwill acquired		4,477
Capital contribution from parent		27,022
Balance at December 31, 2014	$	84,216

At December 31, 2014, intangible assets was as follows (dollars in thousands):

	Weighted Average Life Remaining (in years)		Gross Carrying Amount		Accumulated Amortization		Net Carrying Value
Advisor relationships	11.8	$	60,232	$	(17,684)	$	42,548
Product sponsor relationships	11.8		31,087		(9,917)		21,170
Client relationships	10.0		12,736		(4,059)		8,677
Total		$	104,055	$	(31,660)	$	72,395

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were as follows at December 31, 2014 (in thousands):

Accrued payroll	$	62,484
Accounts payable		50,476
Deferred rent		3,937
Contingent consideration obligations		527
Other accrued liabilities		39,726
Total accounts payable and accrued liabilities	$	157,150

9. Income Taxes

For the year ended December 31, 2014, the provision for income taxes was as follows (in thousands):

Current provision:		
Federal	$	134,518
State		21,925
Total current provision	$	156,443

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate for the year ended December 31, 2014 is set forth below:

Federal statutory income tax rate	35.0%
State income taxes, net of federal benefit	3.6
Other	1.1
Effective income tax rate	39.7%

Under the terms of the Tax Agreement, the income taxes will be settled with LPLH.

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

Balance — January 1, 2014	$	4,246
Increase related to current year tax positions		3,710
Decrease related to transfers to LPLH		(4,246)
Balance — December 31, 2014	$	3,710

Gross unrecognized tax benefits of $4.2 million were transferred to LPLH during 2014 in accordance with the provisions of the Tax Agreement. The Company has additional gross unrecognized tax benefits of $3.7 million as of December 31, 2014, which has been included in due from affiliates, net of any related tax benefit, in the statement of financial condition. The Company records gross unrecognized tax adjustments through its income tax provision and settles with LPLH for cash in the period in which the activity is realized. Under the terms of the Tax Agreement, no additional payments will be made between the Company and LPLH for the affects of future recognition of unrecognized tax benefits to be settled with LPLH. As a result, unrecognized tax benefits will have no effect on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2014, the liability for unrecognized tax benefits included penalties of $0.7 million. The tax years of 2009 to 2014 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the Tax Agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

10. Debt

The Company maintains three uncommitted lines of credit. Two of the lines have an unspecified limit and are primarily dependent on the Company's ability to provide sufficient collateral. The third line has a $200.0 million limit and allows for both collateralized and uncollateralized borrowings. The lines were not utilized during the year and there were no balances outstanding at December 31, 2014. In addition, LPLH provides the Company access to a credit facility. There were no funds drawn under this credit facility at December 31, 2014.

11. Commitments and Contingencies

Leases

The Company leases certain office space and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Service Contracts

The Company is party to certain long-term contracts for systems and services that enable back office trade processing and clearing for its product and service offerings.

Future minimum payments under leases, lease commitments, service contracts, and other contractual obligations with initial terms greater than one year as of December 31, 2014 were as follows (in thousands):

2015	$ 37,948
2016	36,602
2017	27,138
2018	24,776
2019	9,641
Thereafter	8,145
Total(1)	$ 144,250

(1) Includes a long-term contractual obligation with a third-party service provider to enhance the quality, speed, and cost of processes that support the Company by outsourcing certain functions. The table above includes the minimum payments due over the duration of the contract. The contractual obligation may be canceled, subject to a termination penalty that is approximately equal to the initial annual minimum payment, and which termination penalty steps down ratably through the passage of time. Future minimum payments have not been reduced by this termination penalty.

Guarantees

The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Loan Commitments

From time to time, the Company makes loans to its advisors, primarily to newly recruited advisors to assist in the transition process, which may be forgivable. Due to timing differences, the Company may make commitments to issue such loans prior to actually funding them. These commitments are generally contingent upon certain events occurring, including but not limited to the advisor joining the Company. The Company had no significant unfunded commitments at December 31, 2014.

Legal & Regulatory Matters

Assessing the probability of a loss occurring and the amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its financial statement, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; potential opportunities for settlement and the status of any settlement discussions; as well as the potential for insurance coverage and indemnification, if available. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined. The Company has established an accrual for those legal

proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated. When it is not probable, but at least reasonably possible that a loss has been incurred, a disclosure of fact is made when the underlying loss or range of losses can also be reasonably estimated. The Company estimates that, as of December 31, 2014, exposure to those losses could range from $0 to $15 million in excess of the accrued liability, if any, related to those matters. Due to the inherent unpredictability of such matters, the Company may have exposure to losses that are not yet predictable or cannot yet be reasonably estimated in addition to those amounts that have been accrued or disclosed.

The Company maintains insurance coverage for certain legal proceedings, including those involving client claims. With respect to client claims, the estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies. The Company is also subject to extensive regulation and supervision by U.S. federal and state agencies and various self-regulatory organizations. The Company and its advisors periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which can include fines and other remediation.

Other Commitments

As of December 31, 2014, the Company had received collateral, primarily in connection with client margin loans, with a market value of approximately $353.2 million, which it can repledge, loan, or sell. Of these securities, approximately $32.3 million were client-owned securities pledged to the Options Clearing Corporation as collateral to secure client obligations related to options positions. As of December 31, 2014, there were no restrictions that materially limited the Company's ability to repledge, loan, or sell the remaining $320.9 million of client collateral.

Trading securities on the statement of financial condition at December 31, 2014 include $4.0 million pledged to clearing organizations.

12. Employee Benefit Plan

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan, and employees are eligible for matching contributions after completing one year of service. For 2014, employer contributions were made in an amount equal to 65% of the first 8% of an employee's designated deferral of their eligible compensation.

The Company participates in an employee stock purchase plan (the "ESPP"), sponsored by LPLFH, through which eligible employees are able to purchase common stock of LPLFH at a discount from the market price through payroll deductions, subject to limitations. Eligible employees may elect to participate in the ESPP only during an open enrollment period. The offering period immediately follows the open enrollment window, upon which time ESPP contributions are withheld from the participant's regular paycheck. The ESPP provides for a 15% discount on the market value of LPLFH's stock at the lower of the grant date price (first day of the offering period) and the purchase date price (last day of the offering period).

13. Related-Party Transactions

In addition to transactions discussed elsewhere in the notes to the financial statements, the Company has a variety of relationships with LPLFH and its subsidiaries under which it earns revenues for services provided and incurs expenses for services received. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as due from or due to affiliates.

The Company has an intercompany service agreement to provide various infrastructure and broker-dealer support services to affiliates that are subsidiaries of LPLFH. As part of the agreement, the Company also receives client support services.

In addition to the intercompany service agreement, the Company is party to other transactions that create additional intercompany balances. Intercompany activities for the year ended December 31, 2014 included, but were not limited to, payables resulting from the Company's Tax Agreement with LPLH, allocated employee healthcare self-insurance costs, allocated occupancy costs, and various other business transactions with commonly controlled entities of LPLFH.

The Company also provides charitable contributions to the LPL Financial Foundation, an organization that provides volunteer and financial support within its local communities.

The Company has related party transactions with certain portfolio companies of TPG Capital, a 13% shareholder of LPLFH's common stock. As of December 31, 2014, receivables from related parties were $0.2 million and payables to related parties were $0.5 million.

14. Net Capital and Regulatory Requirements

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company is a clearing broker-dealer and, as of December 31, 2014, had net capital of $101.7 million with a minimum net capital requirement of $6.5 million. As of December 31, 2014 LPL Financial has met all capital adequacy requirements to which it is subject.

15. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. As clients write options contracts or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, the Company monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligation to the Company. Clients are required to complete their transactions on the settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. In addition, the Company occasionally enters into certain types of contracts to fulfill its sale of when, as, and if issued securities. When, as, and if issued securities have been authorized but are contingent upon the actual issuance of the security. The Company has established procedures to reduce this risk by generally requiring that clients deposit cash or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis that are recorded in the statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

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SUPPLEMENTAL SCHEDULES

LPL FINANCIAL LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2014
(in thousands)

Total capital and allowable credits — total member's equity from statement of financial condition	$	728,567
Deductions and charges:		
Nonallowable assets included in the following statement of financial condition accounts:		
Receivables from clients, net		3,289
Receivables from product sponsors, broker-dealers, and clearing organizations		21,708
Other receivables		244,988
Due from affiliates		4,932
Fixed assets, net		117,320
Goodwill		84,216
Intangible assets, net		72,395
Other assets		73,906
Total nonallowable assets		622,754
Other deductions		2,749
Total deductions and charges		625,503
Net capital before charges on trading securities positions		103,064
Haircuts on securities positions		1,405
NET CAPITAL	$	101,659
Net capital required under the Securities Exchange Act (Alternative Method)	$	6,482
Excess net capital	$	95,177

Pursuant to Rule 17a-5(d)(4), there is no material difference between the above computation and that reported by the Company in the Part IIA (Unaudited) FOCUS report as of December 31, 2014, as filed on January 27, 2015.

LPL FINANCIAL LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2014
(in thousands)

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$	824,269
Customers' securities failed-to-receive		19,422
Credit balances in firm accounts that are attributable to principal sales to customers		10,289
Market value of short security count differences over 7 business days old		1,778
Market value of short securities and credits in all suspense accounts over 7 business days		9,488
Other		32,319
Total credits		897,565
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts, and accounts doubtful of collection		253,496
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4,408
Failed to deliver of customers' securities not older than 30 calendar days		511
Margin required and on deposit with the options clearing corporation for all option contracts written or purchased in customer accounts		39,865
AGGREGATE DEBIT ITEMS		298,280
Less 3% (for alternative method)		8,948
Total debits		289,332
RESERVE COMPUTATION — Excess of total credits over total debits	$	608,233
DEPOSIT IN RESERVE BANK ACCOUNT	$	568,830
ADDITIONAL DEPOSIT MADE ON JANUARY 5, 2015	$	72,200
DEPOSIT IN RESERVE BANK ACCOUNT	$	641,030

LPL FINANCIAL LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2014

There were no clients' fully paid and excess margin securities not in the Company's possession or control as of the report date.

There were no clients' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

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Deloitte Touche Tohmatsu Limited